First Commonwealth Financial Corporation 601 Philadelphia Street Indiana, PA 15701

March 14, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Request for Acceleration of Effectiveness

First Commonwealth Financial Corporation Registration Statement on Form S-4 (File No. 333-284578)

Dear Mr. Arzonetti:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, First Commonwealth Financial Corporation hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-284578, as amended, be accelerated by the Commission so that it will become effective at 4:00 p.m. Eastern Time on March 14, 2025, or as soon thereafter as practicable.

Please contact James J. Barresi of Squire Patton Boggs (US) LLP at (513) 361-1260 or james.barresi@squirepb.com with any questions you may have. In addition, please notify Mr. Barresi when this request for acceleration has been granted.

Very truly yours,

/s/ Matthew C. Tomb
Matthew C. Tomb
Executive Vice President,
General Counsel and Secretary

cc:	James J. Barresi

Michael E. Fisher

(Squire Patton Boggs (US) LLP)